UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934



Amendment No.: 4*


Name of Issuer: Apollo Group, Inc.


Title of Class of Securities:  Apollo Education Group Class A Common Stock


CUSIP Number:  03760410-5



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

All share information contained in this filing, as it pertains to this issuer, is as of April 30, 2002.

CUSIP No.: 03760410-5                            Page 2 of 5

1.  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Janus Capital Management LLC
         EIN #75-3019302

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         a.   ___
         b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.   SOLE VOTING POWER
              7,889,630**

    6.   SHARED VOTING POWER
              -0-

    7.   SOLE DISPOSITIVE POWER
              7,889,630**

    8.   SHARED DISPOSITIVE POWER
              -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,889,630**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         4.6%**

12. TYPE OF REPORTING PERSON
         IA, CO

**  See Item 4 of this filing
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SCHEDULE 13G                                          Page 3 of 5

Item 1.

    (a). Name of Issuer: Apollo Group, Inc. ("Apollo Group")

    (b). Address of Issuer's Principal Executive Offices:

         4615 East Elwood Street
         Phoenix, AZ 85040

Item 2.

    (a).-(c). Name, Principal Business Address, and Citizenship of Persons
              Filing:

         (1)  Janus Capital Management LLC ("Janus Capital")
              100 Fillmore Street
              Denver, Colorado  80206-4923
              Citizenship:  Colorado

    (d). Title of Class of Securities:  Apollo Education Group Class A
              Common Stock

    (e). CUSIP Number:  03760410-5

Item 3.

         Janus Capital is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership

         The information in items 1 and 5 through 11 on the cover pages (pp. 2-
         3) on Schedule 13G is hereby incorporated by reference.

         Janus Capital is a registered investment adviser which furnishes investment advice to several investment companies registered under
         Section 8 of the Investment Company Act of 1940 and individual and institutional clients (collectively referred to herein as "Managed Portfolios"). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of the shares of Apollo Group Apollo Education Group Class A Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

SCHEDULE 13G                                          Page 4 of 5

Item 5.  Ownership of Five Percent or Less of a Class

              Janus Capital's Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

              This statement is being filed to report the fact that the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities.

              These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

              N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

              N/A

Item 8.  Identification and Classification of Members of the Group

              N/A

Item 9.  Notice of Dissolution of Group

              N/A

Item 10.      Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SCHEDULE 13G                                          Page 5 of 5

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS CAPITAL MANAGEMENT LLC

By  /s/  Heidi J. Walter                       05/10/02
  Heidi J. Walter,                                  Date
    Vice President and Assistant General Counsel